NATURAL GAS FUELING AND CONVERSION INC.

45 ALMERIA AVENUE

CORAL GABLES, FLORIDA 33141

February 28, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 17, 2014 File No. 333-192590

Dear Ms. Ransom:

By letter dated February 10, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A, filed on January 17, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1.       We note your response to comment 4 in our letter dated December 23, 2013 and your statements in support of the conclusion that you do not have nominal operations. In this regard, we note the bulleted list of business activities conducted to date, including the agreement that you have entered into with Shenzhen HJ Technology Company Ltd. and the conferences that you have attended and the meetings that you have conducted. Without further information, these actions do not fully allay our concern that your company might be a shell company, particularly in light of the limited nature of your assets and operations. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. Alternatively, please revise your registration statement to indicate that you are a shell company and comply with comment 4 from our letter dated December 23, 2013.

RESPONSE:

We have revised the registration statement to indicate that the Company is a shell company. Additionally, we have revised the registration statement to comply with comment 4 of your letter dated December 23, 2013.

Prospectus Summary, page 1

2.       We note your response to comment 7 in our letter dated December 23, 2013. Please provide a brief estimate in this section as to when you plan to add technology enabling you to retrofit gasoline and diesel driven vehicles to run on NG. In this regard, we note your statement that you believe “there are not enough NG driven vehicles in the market at this time to substantiate building only a NG station” and that you have not yet conducted due diligence on the GIECS technology.

RESPONSE:

We intend to begin such conversions shortly after the completion of this Offering. Currently, the Company does not have sufficient funds to engage in conversions, and are doing due diligence as to the most cost effective and appropriate conversion kit to use.We recently had a meeting with an entrepreneur in Miami (Mr. Roberto D’Amito) who owns and manages a garage and a body shop in Miami, and discussed with him to set up our first conversion garage to retrofit vehicles to run on natural gas since. We have been told, but not yet confirmed that Mr.D’Amito has done conversion work in his native Argentina. However, it is similarly our understanding that any qualified mechanic can convert vehicles from gas to natural gas. We intend, and are in the early stage of negotiations with Mr. D’Amito to set up another subsidiary to provide conversion services and appoint Mr. D’Amito as the Chief Executive Officer of that subsidiary. As we begin we may use a US manufactured conversion kits by a reputable manufacturer such as “Impco Technologies,” based in California, which already have acquired licenses and/or permits from the Environmental Protection Agency to market such conversion kits to retrofit gasoline driven vehicles to run on natural gas. As we do that, we plan do more due diligence on the viability of getting EPA approval for HJT conversion kits and then decide whether to use them as we originally planned.

We did not do any due diligence on GIECS because it would take time and money to do proper due diligence to substantiate the claims of HJT that it is one of the best conversion kits in China to retrofit vehicles. But once we complete the Offering, we intend to hire an engineering firm in China to assist in the performance of due diligence for us while we continue to use already approved conversion kits.

We stated that “there are not enough NG driven vehicles in the market at this time to substantiate building only a NG station.” It is our reasonable belief, based upon the operations of public companies such as Clean Energy Fuel Corporation (CLNE) and Westport Innovations (WPRT) that, currently, there are an insufficient number of such vehicles for the Company to avoid substantial losses that the Company cannot support. Thus, we believe that building and providing stations with both natural gas fueling and gasoline fueling, possibly with convenience stores attached, will allow the Company to achieve profitability in a time frame that the Company can support.

Use of Proceeds, page 15

3.       We note that the net proceeds minus the cost to construct fueling service stations do not equal the amount of working capital assuming 75% of the shares are sold. Please revise or advise.

RESPONSE:

We have updated that table as follows:

	Sale of	Sale of	Sale of	Sale of
	2,500,000	5,000,000	7,500,000	10,000,000
	Shares	Shares	Shares	Shares
Use of Proceeds	25%	50%	75%	100%
Gross proceeds	$7,500,000	$15,000,000	$22,500,000	$30,000,000
Offering expenses (1)	$40,000	$40,000	$40,000	$40,000
Net proceeds	$7,460,000	$14,960,000	$22,460,000	$29,960,000
Construct fueling service stations (2)	$5,800,000	$11,600,000	$11,600,000	$17,400,000
Working capital (3)	$1,660,000	$3,360,000	$10,860,000	$12,560,000
Total Funds Remaining	$0	$0	$0	$0

We also stated in the S-1 that if we determine a different strategy in order to obtain a better return in a synergistic business then we may use funds for that purpose and, possibly cut down on the number of stations we will build or buy as we have indicated in the above scenario. We are still investigating several strategies with different owners of synergistic businesses in the industry in order to improve cash flow that a start-up business needs. In the event that we see the potential create additional cash flow by joint venturing with such a business we plan to do that.

Use of Working capital and Revenue Generation, page 16

4.       We are unable to recalculate the remaining working capital amounts from your disclosure related to each of the four scenarios presented. Please revise your disclosure to clarify how you determined the remaining working capital amounts.

RESPONSE:

We calculated “Use of Working Capital and Revenue Generation” from the following table:

If Raised:	If 25%	If 50%	If 75%	If 100%

Gas gallons sale pre month	100,000
Gross profit per gallon	0.1
GP from gas salkes	10,000
C Store sales per month	80,000
Gross profit margin	30%
	24,000
Overhead per Ope unit	25,000
Net from each op unit	9,000	15,000	15,000	24,000
	12	12	12	12
Annual Cash Flow In	108,000	180,000	180,000	288,000
Monthly expenses
Fees and exp reimbursements	8,000	12,000	13,500	15,000
Travel and loding	5,000	10,000	10,000	10,000
Legal fees	4,167	6,250	10,417	12,500
Audit fees	833	2,083	4,167	6,250
Edgar fees	6,000	8,000	8,000	8,000
Raod shows	4,167	8,333	10,000	16,667
Rent and Utility	5,000	10,000	10,000	10,000
Other	5,000	10,000	12,000	15,000
	38,167	66,667	78,083	93,417
Monthly expenses (rounded)	40,000	65,000	80,000	90,000
	12	12	12	12
	480,000	780,000	960,000	1,080,000
Work Capital fr Use of Funds	1,660,000	3,360,000	10,860,000	12,560,000
Balance left from WC	1,180,000	2,580,000	9,900,000	11,480,000
Cash flow including receipts	1,288,000	2,760,000	10,080,000	11,768,000

We have rewritten the “Use of Working Capital and Revenue Generation” as follows:

There is no assurance that we will be able to raise any funds from this offering as we are conducting this offering on a “best-efforts” basis.

25% of the Shares of Common Stock Offered

However, if we sell 25% of the shares of Common Stock that we are registering, then we believe our monthly expenses, without taking into account the direct cost of building one Operational Unit (which we have estimated to be approximately $5,800,000) will be about $40,000 per month and annual expenses approximately be about $480,000. If we can secure a fully operational unit, we believe we can generate monthly earnings of approximately $9,000 per month and annual earnings of approximately $108,000 solely from fuel sales and sales from the convenience store without factoring in any allowances for NG sales or any income from our planned vehicle conversion business. We do not believe we will generate significant revenue by selling NG to consumers in the next three years due to lack of NG vehicles in the United States.

We believe our planned vehicle conversion business will generate revenue very slowly at the early stage. However, if and at such time that NG vehicles become widespread in the automobile market we will be prepared to capitalize on the potential gains as one of the pioneers in the industry. Thus to be conservative we have not taken into account any earnings from the NG related business in the first three years of operations.

After deducting $480,000 from the funds left for working capital after construction cost shown in the “Use of Proceeds” statement of $1660,000 we will be left with $1,180,000 in working capital and adding the net cash flow proceeds from the sales in one operational unit of $108,000 to that figure we estimate we would be left with approximately $1,288,000 in working capital after a year of operating one Operational Unit.

50% of the Shares of Common Stock Offered

Taking the same estimates into consideration, in the event we are able to sell 50% of the of the shares of Common Stock that we are registering, and the construction of two Operational Units, we project our annual earnings to be approximately $180,000 from both Operational Units after one full year of operations. We estimate our annual operating expenses to be approximately $780,000 under this alternative and estimate we would have approximately $2,760,000 of working capital left at the end of the first full operational year. We arrived at that figure by deducting $780,000 from working capital left after construction cost as shown in “Use of Proceeds” statement of $3,360,000 and adding back the cash flow proceeds of $180,000 from one operational unit.

75% of the Shares of Common Stock Offered

Taking the same estimates into consideration, in the event we are able to sell 75% of the of the shares of Common Stock that we are registering, we still plan to construct only two Operational Units, and therefore we project our annual earnings to be approximately $180,000 from both Operational Units after one full year of operations. The Company would plan to use these additional funds to participate in additional road shows and pay for other marketing activities, and we estimate our annual operating expenses to be approximately $960,000 under this alternative. We estimate we would have approximately $10,080,000 of working capital left at the end of the first full operational year. We arrived at that figure by deducting $960,000 from working capital left after construction cost as shown in “Use of Proceeds” statement of $10,860,000 and adding back the cash flow proceeds of $180,000 from two operational unit.

100% of the Shares of Common Stock Offered

Taking the same estimates into consideration, in the event we are able to sell 100% of the of the shares of Common Stock that we are registering, and the construction of three Operational Units, we project our annual earnings to be approximately $288,000 from all three Operational Units after one full year of operations. We estimate our annual operating expenses to be approximately $1,080,000 under this alternative and estimate we would have approximately $11,768,000 of working capital left at the end of the first full operational year. We arrived at that figure by deducting $1,080,000 from working capital left after construction cost as shown in “Use of Proceeds” statement of $12,560,000 and adding back the cash flow proceeds of $288,000 from three operational units.

The above projections are estimates based on the time we believe it will take for us to build each Operational Unit and the costs associated therewith.

Dilution, page 18

5.       Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

RESPONSE:

We have updated the table as follows:

	Sale of	Sale of	Sale of	Sale of
	2,500,000	5,000,000	7,500,000	10,000,000
	Shares (25%)	Shares (50%)	Shares (75%)	Shares (100%)

Net tangible book value per share of common equity as of October 31, 2013	$0.0075	$0.0075	$0.0075	$0.0075

Net tangible book value per share of common equity after offering	$0.3458	$0.6155	$0.8355	$1.0183

Increase in net book value per share of common equity due to offering	$0.3382	$0.608	$0.8279	$1.0108

Dilution (offering price of $3.00 less net book value per share of common equity) to investors purchasing shares of Common Stock in this offering.	$2.6542	$2.3845	$2.164531	$1.9817

6.       We reviewed your response to prior comment 16 and the revisions to your disclosure. We note that you presented the net tangible book value per share of common equity as of October 31, 2013 in the tabular presentation of dilution. However, it appears that you computed the net tangible book value per share of common equity after the offering, the increase in net book value per share of common equity due to the offering and dilution to investors purchasing shares of common stock in the offering using a net tangible book value per share of common equity of $.0092 per share instead of using the net tangible book value per share of common equity as of October 31, 2013 of $0.0075. As indicated in our previous comment, dilution should be computed based on the net tangible book value per share of common stock as of October 31, 2013, the most recent balance sheet included in the filing. In addition, we do not believe you should present a net tangible book value per share amount before the offering in the table that is different from the net tangible book value per share of common equity at October 31, 2013. Please revise your calculations and the tabular presentation accordingly.

RESPONSE:

We have changed the table taking .0075 as the tangible book value per share of common equity as of October 31, 2013 and eliminated the line “Net tangible book value per share of common equity prior to offering.”

7.       Please include a column assuming 75% of the shares offered are sold in the tabular presentation to be consistent with the four scenarios presented in “Use of Proceeds.”

RESPONSE:

We have added such column.

Management’s Discussion and Analysis of Financial Statements and Results of Operations, page 19

Plan of Operation, page 19

8.       We note in the bulleted list that you expect to be fully operational after a total of 150 days. However, the final paragraph of this section states you believe the process will take approximately one year. Please revise these estimates for consistency or clarify your estimates and state of operations. In this regard, please also clarify whether you plan to operate the combined gasoline and diesel stations during the time period in which you plan to expand the stations to add vehicle conversion garages and NG fueling bays.

RESPONSE:

Please note that the plan of operation is subject to change based on new developments we face as we engage in the combined gasoline and natural gas business actively on a full time basis as we do now. For example, if we come across another business such as gasoline and natural gas distribution business making positive cash flow that we can acquire, we may do so to benefit from our need for positive cash flow immediately and delay parts of some of our other activities. For example we may acquire a fewer operational units and divert our funds to another synergistic business that can provide us cash flow. We have indicated that in the amended S-1 at appropriate places. All these future plans depend on us getting enough funding and then being able to negotiate win-win deals with various entrepreneurs we will be talking to and until such opportunities materialize we plan to stick to the following plan of operation. To emphasize, this plan is subject to change at the discretion of the Board of Directors, based on new opportunities we may come across in the industry after we have gotten our funds.

Rewrote the plan of operation as follows:

•	Negotiating the price and other necessary matters required to acquire existing gasoline and diesel fueling stations (approx. 30 days);

•	Reviewing the existing financial statements for each station and completing audits for the last two years in order to comply with SEC requirements (approx. 90 days);

•	Reviewing or setting up the current accounting systems, internal control and other procedures taking into consideration the comments of the auditor (approx. 15 days after acquisition of station);

•	Begin operations of the newly acquired gasoline stations (approx. 135 days);

•	Consulting with professionals to plan for expansion of the stations to add vehicle conversion garages and NG fueling bays (approx. 60 days after stations are fully operational- total of 195 days);

•	Interviewing and engaging a construction contractor (approx. 15 days – total of 210 days);

•	Construction of the structural buildings (approx. 90 days – total of 300 days);

•	Installation and testing of new equipment which is obtained from an equipment supplier selected through bidding (approx. 30 days after construction is complete – total of 330 days); and

•	Hire and train employees (approx. 15 days after equipment is fully installed – total of 345 days).

As shown above, we believe the entire process of having a fully functioning operational unit will take approximately 345 days to become operational, with us breaking even or achieving positive cash flow from gasoline and diesel sales and sales in the convenience stores after 135 days. It is possible that operational unit may take longer than another to become operational based on various factors in the routine course of business, and this timeline assumes the possibility of setting up multiple fueling stations concurrently. The above timeline is only estimate for purposes of conveying the Company’s planned operations, and actual results may differ.

We believe that natural gas may become as common and popular as gasoline and diesel within 5 to 10 year frame. Even if natural gas becomes that common as a fueling medium for vehicles, we believe gasoline and diesel will still make enough money to keep them as part of our operational units. We plan to keep an eye on the impact of vehicles moving from gasoline to natural gas and make the decision at that time to either continue with gasoline and diesel services or discontinue providing gasoline and diesel and focus only on natural gas stations. This decision has to be made in the future based on facts and circumstances at the time.

9.       We note your statement that if you “chose not to or are unable to buy the land on which a potential acquisition station is built, [your] initial purchase costs will be significantly reduced.” Please elaborate upon the reasons that you expect your costs to be so reduced. In this regard, we note your disclosure on page 16 that you believe that the costs of “acquisition and expansion” will be substantially similar to the cost of purchasing land and constructing your own operating units.

RESPONSE:

We need about an acre of land to build each operational unit. And the cost of that land may be upward of $1 million based on where they are located. We have built that cost of land in coming up with the total cost to build an operational unit. If we can have a long term lease of the land instead of buying the land (or lease with an option to buy) then the capital cost of building an operational unit can be lowered by about a million dollars, and therefore the amount of capital used will be less, as set forth in theS-1. With our acquisition and expansion strategy we plan to buy the land on which the existing gasoline stations are built and thus will be quite close in comparison to buying land and building an operational unit. In this situation also if we buy an existing gasoline station with a lease on the land (we will not buy unless it is a long term lease) then our cost of acquisition will go down accordingly.

Business, page 22

10.    In response to comment 23 of our letter dated December 23, 2013, we note the sources you provided as support in Exhibit A of your response letter dated January 17, 2014. However, we were unable to verify the last two bulleted statements in (10) Natural Gas Vehicles for America. Furthermore, we note several additional cites to external reports and findings that were not addressed in Exhibit A and remain unsubstantiated. For examples, please see cited facts on page 30 referring to the HANA Engineering study and the Inner Mongolia report. We reissue comment 23 in relation to all referenced sources within this section that remain unsubstantiated. Alternatively, please delete any statements for which you do not have proper support.

RESPONSE:

We took out the last two bulleted statements in (10) and made the changes to the second amended S-1 accordingly. Following is the Japanese web site on HANA Engineering along with the English translation. We changed the text a bit since it address a LPG instead of LNG vs. CNG and gasoline.

Inner Mongolia report was provided to us by Chinese associates but we cannot find the citations for them. We especially won’t be able to find the English citations. Therefore we have deleted that statement from our amended S-1.

Exhibit A

Natural Gas Vehicles for America

Under the section “Growth in NG as a Transportation Fuel,” found on page 44 of the Registration Statement, the following language was generated from language and statistical information found on the Natural Gas Vehicles for America’s website:

•	Currently, transit vehicles (buses, taxis, airport shuttles) are the largest users of NG;

•	The fastest growing NG vehicle (NGV) segment is waste collection and transfer vehicles;

•	NGV Global, the international NGV body, estimates there will be more than 50 million NG vehicles worldwide within the next ten years, or about 9% of the world transportation fleets.

The specific web address supporting the statements is below:

http://www.ngvc.org/about_ngv/

http://www.hanaeng-japan.com/page31nenpihikaku.html

Certain Relationships and Related Transactions, page 39

11.    We note your response to comment 26 in our letter dated December 23, 2013 and your statement that the company has not used or been affiliated with a promoter. Please refer to the definition of Promoter in Rule 405 of the Securities Act and tell us why you do not believe that the individuals listed on page F-9, and who received founders’ shares, are not promoters and why disclosure under Item 404(c) of Regulation S-K is not required.

RESPONSE:

According to Rule 405 of the securities act of 1933 and Rule 12b-c under the Securities of 1934 definition of the “promoter” includes the founders and organizers and can be defined as such. Therefore we made the following disclosure in our second amended S-1 under “Certain Relationships and Related Transactions.”

“Mr. I Andrew Weeraratne is a founder and an organizer of the company and as such need to disclose any relavent transactions that Mr. Weeraratne will have with the company. Mr. Weeraratne has received no compensation as a founder except the opportunity to buy its founding shares at par value.”

“Mr. Eugene Nichols is a founder and an organizer of the company and as such need to disclose any relavent transactions that Mr. Eugene Nichols will have with the company. Mr. Eugene Nichols has received no compensation as a founder except the opportunity to buy its founding shares at par value.”

Mr. James New Chairman of the, Robert Sanford Chief Financial Officer and Bo Engberg Director were not founders or organizers. They were given the opportunity to purchase shares at par value due to their services to the company in respective capacities. Therefore we did not make disclosure on them in our second amended S-1.

Part II

Information Not Required in Prospectus, page 45

Recent Sales of Unregistered Securities, page 45

12.    Please update to disclose the shares of Class A common stock issued in November 2013.

RESPONSE:

Done

Further, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer